[redacted]

12014049

KW 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 101
(No. and Street)

SAN DIEGO	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM — (858) 530-4426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 CAMINO DEL RIO N., STE. 500	SAN DIEGO	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEANNE S. HOWARD
Commission # 1940341
Notary Public - California
San Diego County
My Comm. Expires Jun 10, 2015

Signature

EVP, CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

*** *For Conditions of Confidential Treatment of Certain Portions of this Filing, See Section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member of
Sorrento Pacific Financial, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Sorrento Pacific Financial, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF

San Diego, California
February 23, 2012

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,982,326	$ 699,979
Receivables from clearing firms	524,478	184,334
Other assets and deposits	97,067	110,421
Total current assets	2,603,871	994,734
Client list, net (Note 9)	321,398	449,957
Deposits with clearing firms	80,000	30,000
Property and equipment, net	59,195	80,520
Total assets	$ 3,064,464	$ 1,555,211
LIABILITIES AND MEMBER'S CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 66,724	$ 22,476
Accrued commissions	571,777	182,868
Due to affiliate	23,300	68,948
Earn-out obligation (Note 9)	58,955	119,604
Other accrued liabilities	340,044	79,099
Total current liabilities	1,060,800	472,995
Liabilities subordinated to the claims of general creditors	272,328	265,373
Total liabilities	1,333,128	738,368
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBER'S CAPITAL	1,731,336	816,843
Total liabilities and member's capital	$ 3,064,464	$ 1,555,211

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Commissions and clearing	$ 8,733,994	$ 5,134,191
Marketing assistance	70,234	42,453
Backoffice service and technology fees	320,654	299,889
Interest	112,277	27,609
Other	161,443	75,120
Total revenues	9,398,602	5,579,262
EXPENSES		
Commissions and clearing	6,741,680	4,131,663
Employee compensation and benefits	1,612,111	620,153
Outside services	503,578	400,706
Depreciation and amortization	154,898	153,015
Travel and entertainment	130,315	100,802
Advertising and market development	37,990	31,920
Licenses and registration fees	37,313	30,938
Office supplies and printing	69,107	24,232
Communication and technology	34,342	17,297
Insurance	18,955	10,034
Occupancy	12,485	8,328
Interest	11,537	16,639
Tax fees	7,844	7,669
Meetings and conferences	6,752	12,192
Other	5,202	6,503
Total expenses	9,384,109	5,572,091
NET INCOME	$ 14,493	$ 7,171

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Member's Capital	Accumulated Deficit	Total
Balance at December 31, 2009	$ 2,242,000	$ (1,398,995)	$ 843,005
Reduction in membership interest (Note 9)	(33,333)	-	(33,333)
Net income	-	7,171	7,171
Balance at December 31, 2010	2,208,667	(1,391,824)	816,843
Capital contribution	1,000,000	-	1,000,000
Redemption of membership interest	(100,000)	-	(100,000)
Net income	-	14,493	14,493
Balance at December 31, 2011	$ 3,108,667	$ (1,377,331)	$ 1,731,336

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Balance at December 31, 2009	$ 256,267
Additions	-
Accrued interest	9,106
Balance at December 31, 2010	265,373
Additions	-
Accrued interest	6,955
Balance at December 31, 2011	$ 272,328

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 14,493	$ 7,171
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation and amortization	154,898	153,015
Accrued interest	6,955	9,106
Loss on disposition of property and equipment	607	-
(Increase) decrease in assets:		
Receivables from clearing firms	(340,144)	32,330
Other assets and deposits	13,329	6,302
Deposits with clearing firms	(50,000)	-
(Decrease) increase in liabilities:		
Accounts payable	44,248	(508)
Accrued commissions	388,909	22,675
Due to affiliate	(45,648)	55,140
Earn-out obligation	58,955	86,271
Other accrued liabilities	260,945	21,457
Net cash provided by operating activities	507,547	392,959
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(5,621)	(29,270)
Proceeds from sale of investments	25	-
Purchase of investments	-	(25)
Net cash used in investing activities	(5,596)	(29,295)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	1,000,000	-
Capital accounts redeemed	(100,000)	-
Paydown on earn-out obligation	(119,604)	(169,506)
Net cash provided by (used in) financing activities	780,396	(169,506)
Net increase in cash and cash equivalents	1,282,347	194,158
Cash and cash equivalents at the beginning of the year	699,979	505,821
Cash and cash equivalents at the end of the year	$ 1,982,326	$ 699,979

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 4,583	$ 7,533
Non-cash investing and financing activities:		
Reduction of membership interest	$ -	$ 33,333

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company provides broker-dealer and investment advisory services for regional and community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Marketing assistance, backoffice service and technology fees revenues are recorded during the period in which services are provided. Interest income is recorded on the accrual basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2011 and 2010, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. During 2010, FDIC temporarily insured all noninterest-bearing transaction accounts through December 31, 2012. As of December 31, 2011 and 2010, the Company had uninsured cash balances of $84,640 and $84,162, respectively. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any material credit losses from this institution.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

At December 31, 2011 and 2010, the Company had commission and transaction related receivables of approximately 50% and 78% with one clearing firm, respectively.

For the year ended December 31, 2011, the Company had two regional banks that in aggregate comprised approximately 25% of commissions and clearing revenue. For the year ended December 31, 2010, there were no regional banks that comprised more than 10% of commissions and clearing revenue.

Investments

The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments-Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of member's capital. Realized gains and losses are computed on a specific identification basis.

Income Taxes

Upon its incorporation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the members' individual income tax returns and no provision for federal income taxes is included in the Company's financial statements. The Company has recorded approximately $7,800 and $7,700 within its tax fees in the accompanying statements of operations, which represents the California Limited Liability Corporation fee paid by the Company in 2011 and 2010, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2011 and 2010, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2011 and 2010, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2008.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts.

Property and Equipment

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property, equipment and software are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The carrying values of investments reflected in the accompanying statements of financial condition at December 31, 2011 and 2010 reasonably approximate the fair values for financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access for assets. (Examples include NYSE, NASDAQ, etc.).

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Fair value is used on a nonrecurring basis when adjusting carrying values on certain assets, including the client list. As of December 31, 2011 and 2010, the client list is valued at fair value using significant unobservable inputs (level 3) and is based on cash flow projections, which are discounted to reflect costs and potential volatility in realizable values. There were no impairment losses on the client list for the years ended December 31, 2011 and 2010.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Advertising and Market Development

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the years ended December 31, 2011 and 2010 was $37,990 and $31,920, respectively.

Reclassifications

Certain amounts related to prior year's presentation have been reclassified within the accompanying statements of operations to conform to current's year presentation.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2011	2010
Furniture and fixtures	$ 4,144	$ 7,144
Computers and equipment	46,397	40,775
Software	84,442	84,442
Leasehold improvements	1,577	1,577
	136,560	133,938
Less: Accumulated depreciation and amortization	(77,365)	(53,418)
Total property and equipment, net	$ 59,195	$ 80,520

NOTE 3 - PROPERTY AND EQUIPMENT, NET (continued)

Depreciation and amortization expense for property and equipment was $26,339 and $18,492 for the years ended December 31, 2011 and 2010, respectively, and are included within depreciation and amortization expense on the accompanying statements of operations.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2011	2010
Employee benefits	$ 314,872	$ 61,198
Other	25,172	17,901
	$ 340,044	$ 79,099

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. During the year ended December 31, 2011, FINRA approved the changes in the Company's minimum net capital requirement, increasing it from $5,000 to $50,000. At December 31, 2011, the Company had net capital of $1,265,043, which was $1,194,323 in excess of the required minimum net capital of $70,720. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.84 to 1. At December 31, 2010, the Company had net capital of $424,640, which was $393,107 in excess of the required minimum net capital of $31,533. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has issued a subordinated note payable to an affiliate, CUSO Financial Services, Inc. The balance of the note at December 31, 2011 and 2010 was $250,000 plus accrued interest payable of $22,328 and $15,373, respectively. The note bears interest at 4.5% per annum, is unsecured and all unpaid principal and interest is due in June 2014.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority. The subordinated liability is added to member's capital and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CUSO"). For the years ended December 31, 2011 and 2010, administrative and consulting services income was $11,899 and $12,887, respectively, and was included within backoffice service and technology fees revenue on the accompanying statements of operations. For the years ended December 31, 2011 and 2010, the Company was charged $137,924 and $132,580, respectively, by CUSO for administrative and consulting services and were included within outside services and communication and technology expense on the accompanying statements of operations. At December 31, 2011 and 2010, intercompany payable was $23,300 and $68,948, respectively, and was included within due to affiliate on the accompanying statements of financial condition.

In 2005, the Company moved to a new facility and entered into a five year non-cancelable lease agreement with another related party, Black Diamond Services, Inc. The lease commenced on July 1, 2005 and expired June 30, 2010. This lease agreement was extended on July 1, 2010 and expires on June 30, 2015. Rent expense, net of sublease, was $9,480 and $7,097 for the years ended December 31, 2011 and 2010, respectively.

Effective January 1, 2012, the Company terminated the lease with Black Diamond Services, Inc. without penalties. All future rent expenses will be charged by CUSO through an updated intercompany service agreement. In 2011, the Company rented 2,540 square feet to CUSO for approximately $4,821 per month. The lease with CUSO was terminated effective January 1, 2012 without penalty. Sublease income was $49,768 and $50,425 for the years ended December 31, 2011 and 2010, respectively.

Avtech, Inc. owns 100% of the Company as of December 31, 2011. During the year, Avtech, Inc. repurchased and reallocated its membership interest, which resulted in Avtech, Inc. owning 100% of the Company. Additionally, Avtech, Inc. invested $1,000,000 into the Company during the year ended December 31, 2011.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Asset Purchase Agreement ("APA")

Effective July 15, 2009, the Company entered into an agreement with Partnervest Financial Group, LLC ("PFG") to purchase a client list from its broker-dealer for $250,000 cash, a 15% equity ownership in the Company, which was valued at $100,000, and an agreement to pay certain amounts based on revenues for a period of three years from the date of purchase. The fair value of this earn-out obligation at July 15, 2009 was estimated to be approximately $330,000.

The total estimated value of the client list consists of the following at December 31:

	2011	2010
Client list	$ 678,751	$ 678,751
Less: accumulated amortization	(357,353)	(228,794)
	$ 321,398	$ 449,957

Expected future amortization of the client list is as follows:

Year Ending December 31,	Amount
2012	$ 128,559
2013	128,559
2014	64,280
	$ 321,398

For the years ended December 31, 2011 and 2010, amortization expense for the client list was $128,559 and $134,523, respectively, and is included within depreciation and amortization expense on the accompanying statements of operations.

The fair value attributable to the client list as of the acquisition date was based on assumptions as determined by the Company. The client list has a finite life and is amortized using the straight-line method over its estimated useful life.

At December 31, 2010, the PFG membership interest was reduced from 15% to 10% based on APA representations and warranties, resulting in a $33,333 reduction in membership interest. During 2011, PFG's remaining membership interest was redeemed by the Company for $100,000. Additionally, current industry trends, actual PFG operating results, and expected investment program led management to increase the expected life of the client list from 3 years to 5 years. As of December 31, 2011 and 2010, the earn-out obligation was $58,955 and $119,604, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 23, 2012.

SUPPLEMENTARY INFORMATION

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

	2011	2010
Member's capital	$ 1,731,336	$ 816,843
Add: liabilities subordinated to the claims of general creditors	272,328	265,373
	2,003,664	1,082,216
Less non-allowable assets:		
Receivables from clearing firms	(260,161)	(16,656)
Client list, net	(321,398)	(449,957)
Other assets and deposits	(97,067)	(110,396)
Property and equipment, net	(59,195)	(80,520)
Non-allowable assets	(737,821)	(657,529)
Less: Other deductions and/or charges	(800)	(43)
Net capital before charges on security positions	1,265,043	424,644
Less haircuts on security positions:		
Securities	-	(4)
Net capital	$ 1,265,043	$ 424,640
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000 and $5,000 as of December 31, 2011 and 2010, respectively, whichever is greater)	$ 70,720	$ 31,533
Net capital in excess of amount required	$ 1,194,323	$ 393,107
Aggregate indebtedness	$ 1,060,800	$ 472,995
Ratio of aggregate indebtedness to net capital	0.84 to 1	1.11 to 1

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE II
RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in part II of Form X-17a-5 as of December 31, 2011):

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000 as of December 31, 2011, whichever is greater), as reported in the Company's Part II (Unaudited) Form X-17a-5	$ 75,000
Decrease in net capital required based on the approved changes in minimum net capital requirement of $50,000 rather than $75,000	(4,280)
Total as computed on Schedule I	$ 70,720
Net capital in excess of amount required as reported by the Company in Part II (Unaudited) Form X-17A-5 as of December 31, 2011	$ 1,190,043
Increase in net capital in excess of amount required based on the approved changes in minimum net capital requirement of $50,000 rather than $75,000	4,280
Total as computed on Schedule I	$ 1,194,323

Note: As of December 31, 2010, there are no material differences between the net capital reported at Schedule I and the net capital reported on Form FOCUS X-17a-5 Part IIA.

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

A computation of reserve requirement is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Information relating to possession or control requirements is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
Sorrento Pacific Financial, LLC
San Diego, California

In planning and performing our audits of the statements of financial condition of Sorrento Pacific Financial, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 23, 2012

PKF
Certified Public Accountants
A Professional Corporation